SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 10, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01. Other Events

On June 10, 2005, the Company issued a news release announcing results of its exploratory well.
Steven R. Williams, Chairman and CEO, Thomas E. Riley, President and Darwin L. Stump, Chief Financial
Officer of Petroleum Development Corporation ("the Company") will make a presentation at the 2005
Annual Meeting of Shareholders on June 10, 2005. The transcript of this presentation is attached in
Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

Transcript of slides to be utilized during the webcast of the 2005 Annual Meeting of Shareholders.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date June 10, 2005

By /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer